UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A

CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001- 439124

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

Avenida Graça Aranha, 26 Centro, CEP 20030-900 Rio de Janeiro, RJ, Brazil Tel: +55 21 2514-6435

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B1 Preferred American Depositary Shares, each representing one class B1 Preferred Share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. AXIA Energia S.A. (the “Company”) became subject to reporting obligations under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the listing on the New York Stock Exchange (the “NYSE”) of American Depositary Shares (“ADSs”) representing its common shares and its Class “B” preferred shares (“Class B Preferred Shares,” and the ADSs representing the Class B Preferred Shares, the “Preferred ADSs”), on September 26, 2008, in connection with which the Company filed a registration statement on Form 20-F . The Company’s Class B Preferred Shares and Preferred ADSs were exchanged in a mandatory exchange offer (the “Exchange Offer”) for the Company’s Class “B1” preferred shares (the “Class B1 Preferred Shares”) or Class “B1” preferred ADRs (the “Class B1 Preferred ADSs”), as applicable, on December 22, 2025. The Exchange Offer was exempt from registration under the U.S. federal securities laws by Section 3(a)(9) of the Securities Act of 1933, as amended. Following and as a result of the Exchange Offer, the Preferred ADS ceased trading on the NYSE and the Class B1 Preferred ADS began so trading. The NYSE filed a Form 25-NSE with the U.S. Securities and Exchange Commission (the “SEC”) on December 29, 2025, with regard to the Exchange Offer and the Class B Preferred ADSs.

B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding SEC rules for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Class B Preferred Shares, the Preferred ADSs, the Class B1 Preferred Shares and the Class B1 Preferred ADSs have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended, during the 12 months preceding the filing of this Form 15F.

Item 3. Foreign Listing and Primary Trading Market

A. The foreign exchange on which the Company previously maintained a listing of its Class B Preferred Shares and, following the Exchange Offer, currently maintains a listing of its Class B1 Preferred Shares is the B3 S.A. – Brasil, Bolsa, Balcão (“B3”), located in Brazil, which constitutes the Company’s primary trading market. The Company’s common ADSs and Class “C” preferred ADSs currently trade on the NYSE in the form of American Depositary Receipts (“ADRs”); the Class B1 Preferred ADSs ceased trading on the NYSE on June 5, 2026.

B. The Company started trading its Class B Preferred Shares in September 7, 1971, which were mandatorily exchanged for its Class B1 Preferred Shares pursuant to the Exchange Offer on December 22, 2025, has maintained the listing of its Class B Preferred Shares and Class B1 Preferred Shares, as applicable, on B3 for at least the 12 months preceding the filing of this Form 15F.

C. The percentage of trading of its Class B Preferred Shares or Class B1 Preferred Shares, as applicable, that occurred in the B3 for the most recent 12-month period was 13.4%.

Item 4. Comparative Trading Volume Data

A. The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from July 1, 2025 through June 30, 2026 (both dates inclusive).

B. For the same 12-month period, the average daily trading volume of the Company’s Class B Preferred Shares or Class B1 Preferred Shares, as applicable, in the United States was 1,154,819 and on a worldwide basis was 2,822,939.

C.  For the same 12-month period, the average daily trading volume of the Company’s Class B Preferred Shares or Class B1 Preferred Shares, as applicable, in the United States was 40.9% of the average daily trading volume of such class on a worldwide basis, which does not exceed the 5% threshold in Rule 12h-6(a)(4)(i).

D. The last day of trading for Class B1 Preferred ADSs on the NYSE was June 5, 2026, as disclosed in the Company’s Form 6-K filed on May 20, 2026. On June 10, 2026, the Company filed a Form 25 with the SEC to delist its Class B1 Preferred ADSs from the NYSE. As of June 5, 2026, the average daily trading volume of the Class B Preferred Shares or Class B1 Preferred Shares, as applicable, in the United States was 1.29% of the average daily trading volume on a worldwide basis for the preceding 12-month period.

E. The Company has not terminated a sponsored American Depositary Receipt facility regarding its ADSs representing its Class B Preferred Shares or Class B1 Preferred Shares.

F. Sources of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 include: (i) the NYSE (for trading in the United States) and (ii) B3 (for trading in Brazil).

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

The Company published notice of its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on June 10, 2026, furnished to the SEC on Form 6-K via EDGAR on the same date.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, https://axia.com.br/en/.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

 (2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, AXIA Energia S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, AXIA Energia S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: June 22, 2026

AXIA Energia S.A.

By:	/s/ Eduardo Haiama
Name:	Eduardo Haiama
Title:	Vice-President of Finance and Investor Relations